Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following communication contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation and growth in security attacks, benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities and lowered customer costs, post-closing integration of the businesses and product lines of Symantec and VERITAS, future stock prices, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this communication. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this article.

The following e-mail, announcing the first round of decisions on the post-merger organizational structure in the sales and services areas, was sent by Gary Bloom, Chairman, President and Chief Executive Officer of VERITAS, to the employees of Symantec and VERITAS on March 2, 2005:

*   *

Hello Everyone:

As we continue to progress through the regulatory processes to complete the planned merger of Symantec and VERITAS, we have been actively working to align our planned go-to-market approach for our first day of combined operations. Having clarity in this area will be critical to maintaining and expanding our revenue, supporting our partner relationships, and driving customer success.

I’m pleased to announce our first round of decisions on the post-merger organizational structure in the sales and services area of the business. Our plans for the Corporate Development organization will be announced at a later date.

*	Tom Kendra will lead our Worldwide Sales organization reporting to me.

*	Greg Hughes will lead our Worldwide Services (Consulting, Education, Customer Support) organization reporting to me.

*	Steve Messick will lead the Americas sales organization reporting to Tom. The Americas organization will include the United States, Canada, and Latin America.

*	Lindsey Armstrong will lead the sales organization for Europe, the Middle East, and Africa reporting to Tom.

*	Steve Leonard will lead the Asia Pacific Japan sales organization reporting to Tom.

The post-merger roles for Art Matin, Mike Coney, Guiseppe Verrini, and Vince Steckler will be announced at a later date. All of these individuals are very critical and very successful executives at Symantec or VERITAS and will continue to play an active role in deciding the roles and responsibilities for their respective groups for the post-merger organization. They will also continue their current roles in delivering on goals for both companies between now and the time we complete the merger transaction.

Like John Thompson, I have met with many employees from Symantec and VERITAS and I can feel the excitement and anticipation of the merger building. I can also sense the desire to move beyond the planning process to the execution phase of the merger and I’m personally looking forward to our first day of combined operations.

However, in the interim window between now and the close, I would once again like to remind everyone of the importance of our focus on the current Symantec and VERITAS businesses. A strong close to Symantec’s final quarter of the year and VERITAS’ first fiscal quarter is critical to maintaining the business momentum that is part of the foundation of the merger. The teams at both companies have the opportunity to exceed their business goals and achieve both personal and team success. Key to this success will be the ongoing focus on our customers, the business opportunities aligned for the quarter, and our customers’ successful deployment and use of our respective technologies.

While the vast majority of you stay completely focused on the business objectives at hand, we will continue the integration planning and will provide you with further announcements on the planned sales and services organizations.

Thank you all for your dedication and hard work since we announced the merger.

Gary

Additional Information about the Merger and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.